                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB/A
                                  AMENDMENT NO. 1



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                     MDU COMMUNICATIONS INTERNATIONAL, INC.
                     -------------------------------------
                 (Name of small business issuer in its charter)



            Delaware                                        84-1342898
-------------------------------                           --------------
(State or other jurisdiction of                            (IRS Employer
  incorporation or organization)                            I. D. Number)



108 - 11951 Hammersmith Way, Richmond,  B.C., Canada            V7A 5H9
----------------------------------------------------            -------
   (Address of principal executive   offices)                 (Zip Code)



                                 (604) 277-8150
                    ---------------------------------------
              (Registrant's telephone number, including area code)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:
                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)



                                     PART I

EXCHANGE RATES. All dollar amounts herein are stated in US dollars except where otherwise indicated. The following table reflects the rate of exchange for Canadian dollars per US$1.00 in effect at the end of the following periods and the average rate of exchange during such periods, based on the Bank of Canada average noon spot rate of exchange:


                                                           Period From
                                       9 Months Ended      Inception, March 26, 1998,
                                        June 30, 1999      to September 30, 1998
Rate at end of period:                     1.4691            1.5213
Average rate for period:                   1.5043            1.4831


ITEM 1.       DESCRIPTION OF BUSINESS

MDU Communications International, Inc., formerly known as Alpha Beta Holdings, Ltd., was incorporated on July 14, 1995 as a Colorado corporation to engage in the business of establishing and operating brew pubs. Through September 30, 1998, it had incurred net operating losses of approximately $26,500 and was no longer conducting business activities. In November 1998, Alpha Beta Holdings, Ltd. acquired all of the outstanding capital stock of MDU Communications Inc. and changed its name to MDU Communications International, Inc. At the date of acquisition, there was no affiliation between Alpha Beta Holdings, Ltd. and MDU Communications Inc. On May 11, 1999, the state of incorporation of the Company was changed to Delaware. It now operates as a holding company with MDU Communications Inc. as its sole subsidiary.



MDU Communications Inc. is a Canadian corporation incorporated on March 26, 1998. MDU Communications International, Inc. and MDU Communications Inc. are jointly referred to as the "Company." The Company's principal executive offices are located at 108 - 11951 Hammersmith Way, Richmond, British Columbia, Canada V7A 5H9.



BUSINESS DEVELOPMENT. MDU Communications Inc. commenced operations in August 1998 and is in a start-up phase. It provides home entertainment and information technology to the residents of multi-dwelling units (MDUs) such as apartment buildings, condominiums, gated communities, hotels and motels. The Company establishes mutually beneficial relationships with owners and managers of MDUs to facilitate delivery of these services. It has entered into a strategic alliance with Star Choice Communications, Inc. ("Star Choice") to market Star Choice programming to the Canadian MDU market.



The Company offers complete building wiring infrastructures, systems and hardware and digital set-top receivers to MDU owners. It utilizes state of the art wireless digital satellite equipment to receive scrambled broadcast signals transmitted from satellites and decode them for viewing. Broadcast signals are captured through a single master dish at the property and the signals are distributed throughout the building to each unit using fiber or coaxial cable. Each subscriber is equipped with a TV set-top box which decodes the signals. The Company utilizes independent contractors to install satellites and building wiring infrastructures and its commissioned salespersons to install TV set-top boxes. Initially, the Company expects to realize revenues by sharing in the Star Choice monthly fees charged to MDU residents for satellite TV service. Once a building has been wired or the existing wiring has been upgraded, the infrastructure is in place to provide other services such as home security, local telephone services and high-speed Internet access for MDU residents which could be the source of additional revenues. While security systems consisting of closed circuit television cameras are installed at the time a building is wired, to date the Company has not realized any revenues from the sale of home security, local telephone or Internet access services.


The Company also designs and supplies satellite master antenna television (SMATV) systems for multi-dwelling unit properties. An SMATV system is capable of receiving and distributing satellite and local television programming to the residents of multi-dwelling unit properties, thereby eliminating the need for a cable television provider.


The Company is seeking CDN$15,000,000 in equity financing through private placements in order to execute its business plan through the twelve-month period ending June 30, 2000. Approximately two-thirds of that amount will be used to defray subscriber acquisition costs which are primarily the purchase of television set-top boxes, MDU rooftop equipment and wiring costs. Approximately CDN$500,000 will be used to grow through the acquisition of small satellite master antenna television (SMATV) systems whose subscribers represent potential additions to the Company's Star Choice subscriber base. The balance of the financing proceeds will be used to finance operating costs and working capital needs. The success of the Company is dependent upon its success in obtaining this financing.


Currently, there are only two satellite broadcasters licensed to operate in
Canada: Star Choice and ExpressVu. Star Choice is publicly traded on the Vancouver Stock Exchange and is 43% owned by Shaw Communications, Inc. ExpressVu is a wholly-owned subsidiary of BCE Inc. In the last few years, these two companies have built a subscriber base of over 400,000 households, or approximately 4% of the 11,000,000 Canadian households with television sets. These two companies are focusing on single family dwellings and their marketing and distribution efforts are primarily through retail and commercial stores. The Company believes that the two companies have focused on the single family market because of the favorable demographics, minimal technical challenges and difficulty in effectively marketing services to MDU property owners, managers and residents. By limiting their focus, the Company believes the two companies have left a sizeable niche in the marketplace for distribution of direct-to-home
(DTH) systems to MDU residents. While the Company does not believe any other companies are currently attempting to market satellite services to MDUs, it recognizes that this window of opportunity may not remain open indefinitely.


STAR CHOICE STRATEGIC ALLIANCE. In August 1998, the Company entered into a ten-year System Operation Agreement (with 5-year renewal options) with Star Choice under which the Company will establish and maintain distribution systems in MDUs throughout Canada and act as a commissioned sales representative for Star Choice to market Star Choice programming to the residents of MDUs in which the Company has installed systems. Residents that choose to subscribe to the service pay a monthly access fee in addition to the program fees charged by Star Choice for programming for use of a TV set-top box. Star Choice programming subscribers are billed monthly by Star Choice. The Company is entitled to 100% of the monthly access fee (which is currently CDN$5.95) and to a 30% share of Star Choice's subscriber revenues. Through June 30, 1999, access fees received by the Company totaled approximately CDN$20,930. Star Choice retains responsibility for marketing its broadcasting packages, while the Company is responsible for marketing its services to the MDU market. The Company will incur only the cost associated with implementation of its services, and will not share any of Star Choice's programming or broadcasting costs. Under the agreement, the Company may not maintain distribution systems or market direct-to-home satellite broadcast services for others. Consequently, the Company is totally dependent on Star Choice for programming. During the nine months ended June 30, 1999, revenues from Star Choice were 21% of the Company's total revenues. Star Choice is not required to use the Company on an exclusive basis and could either contract with others to install distribution systems and market programming in MDUs or undertake such activities directly. Consequently, events at Star Choice beyond the control of the Company could adversely affect the Company.



MARKET. The Company is attempting to build a Canadian national infrastructure, first focusing on major markets such as the Lower Mainland of British Columbia and the greater Toronto metropolitan area, which together account for more than 50% of Canada's MDUs. Marketing efforts are directed at property owners, building managers and real estate developers. As of June 30, 1999, Company had installed its systems in 113 buildings in Western Canada and, as the result of an acquisition of over 8,500 satellite master antenna television (SMATV) subscribers in approximately 50 buildings, currently serves over 10,500 subscribers. As of June 30, the Company had entered into additional access agreements that will allow it to wire and market to tenants in approximately 200 buildings, providing an additional potential customer base of over 20,000 subscribers. The cost to add these additional subscribers is estimated to be CDN$11,000,000.



COMPETITION. The Company is not aware of any other companies currently focusing on the Canadian MDU market. However, the Company faces competition from others who are competing for a share of the Canadian subscriber base. These competitors include cable companies, off-air broadcasters, gray market products and MMDS and LMDS (multi-channel microwave or local distribution systems which transmit digital audio/video over the air in scrambled form and subscribers receive the signals through an antenna and decode the signal using a set top box analogous to those used by satellite broadcasters).



CABLE COMPANIES. Traditional cable companies such as Rogers Communications, Inc., Shaw Communications, Inc. and Le Groupe Videotron Ltee. currently dominate the broadcasting market, serving an estimated 40% of the 11,000,000 Canadian households with television sets. The balance of Canadian households are serviced by individual off-air antennae systems or by private cable operators.



OFF-AIR BROADCASTERS. Off-air broadcasters send signals over the air which are received by traditional television antennas in a local broadcast area. Signals are accessible to anyone in the local area with an antenna. Given the limited range of off-air broadcasting, it is suitable only for a local audience.



GRAY MARKET PRODUCTS. These are products and programming services that are not licensed to be sold in Canada. Prior to the launch of the Canadian direct-to-home digital satellite television services, some Canadians, including MDU owners, purchased U.S. based systems and operated them in Canada. Canadian digital satellite services offer much of the same programming, better reception, warranty service and support, and do not operate in violation of Canadian law. Also, many retailers of the U.S. based equipment have been subjected to legal actions aimed at eliminating the sale of unauthorized equipment and reception of unauthorized television programming. In the Company's opinion, these factors have and will continue reduce the use of U.S based systems in Canada.



MMDS AND LMDS. MMDS and LMDS microwave technology is a hybrid of off-air broadcasting and satellite broadcasting. Digital audio, video and, in some cases, data are transmitted over the air in scrambled form. Subscribers receive these signals through an antenna and decode the signal using a set-top box analogous to those used by satellite broadcasters. Their drawback is that they require a direct line of site from the transmission site to the customer which limits their range.



GOVERNMENTAL REGULATION. MDU Communications Inc. is not regulated by the Canadian Radio- television and Telecommunications Commission (CRTC) or any other governmental regulatory agency. Star Choice and ExpressVu are the only two licensees that have been approved by the CRTC to distribute television and information services by direct-to-home digital satellite transmissions in Canada. Both must operate in accordance with CRTC imposed "conditions of license" to maintain their licenses. Also, they must comply with the Canadian Broadcasting Act. Since the Company is totally dependent upon Star Choice for programming, it could be adversely affected if Star Choice encountered regulatory problems.



EMPLOYEES. The Company currently has 65 employees, all of whom are full time employees. None of the Company's employees are represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.



As the Company grows, it will rely on independent contractors to install building wiring infrastructure and commission salespersons to install subscribers' TV set-top boxes.



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



                                    OVERVIEW

MDU Communications International Inc., formerly known as Alpha Beta Holdings, Ltd., was incorporated in July 1995 as a Colorado corporation to engage in the business of establishing and operating brew pubs. Through September 1998, the Company was essentially inactive. In November 1998, Alpha Beta Holdings, Ltd. acquired all of the outstanding capital stock of MDU Communications Inc., an unaffiliated company, and changed its name to MDU Communications International, Inc. It now operates as a holding company with a fiscal year end of September 30th and has MDU Communications, Inc. as its sole subsidiary.



MDU Communications, Inc. is a nationally authorized Star Choice System Operator providing home entertainment and information technology to the residents of multi-dwelling units (MDUs) such as apartment buildings, condominiums, gated communities, hotels and motels. In August 1998, the Company entered into a ten year System Operator Agreement (with 5 year renewal options) with Star Choice under which the Company will establish and maintain distribution systems in MDU's throughout Canada and act as a commissioned system operator for Star Choice. Under this agreement, the Company is entitled to 100% of the monthly "digital access fee" (currently CDN$5.95 per month) and a 30% share of Star Choice's monthly subscriber revenue. The Company establishes mutually beneficial relationships with owners and managers of MDUs to facilitate delivery of these entertainment and technology services. The Company offers complete building wiring infrastructures, systems and hardware and digital set-top receivers required to bring digital satellite viewing to the residents and owners/managers of MDUs in Canada. As mentioned above, revenue will initially result from sharing in the monthly Star Choice programming fees charged to the residents for satellite TV service. Once a building has been wired or the existing wiring has been upgraded, the infrastructure is in place to provide other services such as home security, local telephone services and high speed Internet access which may provide additional revenue to the Company. The Company also designs and supplies satellite master antennae television (SMATV) systems for multi-dwelling properties. A SMATV system is capable of receiving and distributing satellite and local television programming to the residents of MDUs, thereby eliminating the need for a cable TV provider.



As of June 30, 1999, the Company had over 10,500 subscribers in 113 buildings. The Company has limited financial resources, has incurred operating losses since inception and does not expect to generate profitable operations until fiscal 2000 or later. The Company's funding of its initial operating expenses, working capital needs and capital commitments is dependent upon its ability to raise additional financing and the Company is currently pursuing opportunities to raise financing through private placements of both equity and debt securities.



                              BASIS OF PRESENTATION

The Consolidated Financial Statements for the nine months ended June 30, 1999 have been stated in Canadian dollars and the Company has designated the Canadian dollar as its functional and reporting currency on the basis that the principal business and activity of the Company is located and conducted in Canada. The Company will be reporting in Canadian dollars on a going forward basis. The business combination of Alpha Beta Holdings, Ltd. and MDU Communications Inc. has been accounted for as a reverse acquisition whereby MDU Communications Inc. was identified as the acquirer and the assets and liabilities of Alpha Beta Holdings, Ltd. were acquired at fair value. In accordance with generally accepted accounting principles for reverse acquisitions, the consolidated financial statements of the Company as at and for the nine months ended June 30, 1999 reflect the historical results of MDU Communications Inc. and the related assets and liabilities at their historic cost. The operations of Alpha Beta Holdings, Ltd. being the legal parent and accounting subsidiary are reflected in the consolidated financial statements from November 22, 1998 and its assets and liabilities are reflected at their fair value at the date of acquisition. As Alpha Beta Holdings, Ltd. was essentially inactive prior to the business combination, management's discussion and analysis will relate to the continuing Canadian operations of the Company.



                                YEAR 2000 ISSUES

The approach of the year 2000 presents significant issues for many financial, information, and operational systems. Many systems in use today may not be able to interpret dates after December 31, 1999 because such systems allow only two digits to indicate the year in a date. As a result, such systems are unable to distinguish January 1, 2000, from January 1, 1900, which could have adverse consequences.



The Company has designated specific individuals to identify and resolve the year 2000 issues associated with its internal information technology (IT) systems, its internal non-IT systems, and material third party relationships. It has completed the identification of and has implemented its plans to address its year 2000 issues. The Company uses commercially available standard software for its critical operating and accounting functions and the software vendors have provided the Company with program updates that are intended to rectify the year 2000 issues related to their software. The total cost of the software upgrades for the Company's operating and financial applications was not material.



The Company's greatest year 2000 exposure comes from its programming suppliers. The worst case scenario would be if one or more critical suppliers failed to become year 2000 compliant and failed to develop acceptable workaround solutions. While the Company has received written communication from its programming suppliers that they have developed an action plan to address their year 2000 issues, the Company cannot be certain that these plans will be implemented or be effective.



While the Company does not have a formal contingency plan, it is monitoring its programming suppliers to ensure they complete their year 2000 plans as scheduled. The Company will implement a formal contingency plan should any of its critical suppliers indicate that there would be delays resulting from their own year 2000 plans. Such a plan could entail contacting and qualifying other potentially year 2000 compliant suppliers. There can be no assurance that this contingency plan for Star Choice and SMATV suppliers would be effective or completed in a timely manner as the Company may not be able to find a suitable alternative.



                                     GENERAL

The following discussion of the results of operations and financial condition of the Company should be read in conjunction with the Consolidated Financial Statements and the Notes thereto of the Company included elsewhere in this amended 10-SB report.



OPERATIONS

INCEPTION PERIOD (MARCH 26, 1998) TO SEPTEMBER 30, 1998

Although the Canadian company was incorporated in March 1998, the first six months was spent as a planning period and it sustained an operating loss of CDN$97,845. There were no revenues for this period and expenses such as advertising and professional/management fees accounted for 73% of the total expenses. Initial funding was through six private loans of various amounts totaling CDN$275,000 and bearing interest at 7.5%. These demand loans had no set terms of repayment or conversion features and were paid in full on December 15, 1998. The loan proceeds were spent supporting the operating losses and purchasing office furniture and equipment.



NINE MONTHS ENDING JUNE 30, 1999

The Company reported a net loss of CDN$1,654,758 for the nine months ended June 30, 1999. The increase in net loss compared to the six month inception period is primarily attributable to the increased costs representing the beginning of sales operations to add over 10,000 subscribers in over 100 buildings. These costs were comprised of increased personnel, sales, general and administrative expenses and non cash stock option compensation charges of CDN$177,445 and CDN$222,000 which were recorded as consulting fees and wages expense, respectively.



Nine months revenue of CDN$310,012 was comprised of 77% SMATV revenue, 16% net programming revenue from Star Choice and 7% from digital access fees. SMATV revenue represented approximately 8,200 subscribers, most of whom had been added by January 1999, and the Direct To Apartment Set Top Box revenue represented approximately 2,200 subscribers acquired over the last 6 months.



Direct costs are primarily comprised of SMATV programming and maintenance costs and are 69% of net revenue.

Salaries, wages, commissions and benefits make up 32% of the total sales expenses. In-suite installation of set top boxes represent 33% of the total sales expenses and the balance of 35% is primarily travel, advertising and telephone expenses.



General and administrative ("G&A") expenses of CDN$1,075,408 were as expected for the Company's planned market expansion. Advertising, promotion, and travel/vehicle costs were CDN$96,756 or 9% of the total G&A expense and office, occupancy, repairs & maintenance and telephone costs were CDN$92,804 or 8.6% of the total. Wages, professional and consulting fees were CDN$665,825 or 61.9% of G&A expenses. CDN$399,445 of these expenses were non-cash items due to stock option compensation charges. The Company accounts for its stock based employee compensation plans under APB No. 25 whereby compensation cost is recorded for the excess, if any, of the quoted market price of the common shares over the exercise price at the date of the grant for all employee common stock options issued. Compensation cost in the amount of CDN$222,000 was recorded for 300,000 directors'/officers' and employees' options granted at a weighted average exercise price of US$1.00. At December 31, 1998, the Company granted stock options to purchase 100,000 shares of common stock at an option price of US$1.50 per share for consultative and other services provided by a relative of the Company. The fair value of these options in the amount of CDN$177,445 has been recorded as a consulting expense (see note 7(c) on the Notes to the Consolidated Financial Statements). Other non-cash charges consisted of amortization expense of CDN$169,143 or 15.7% of total G&A expenses. The balance of the general and administrative expenses were made up of interest and foreign exchange losses of CDN$51,330 or 4.8% of the total G&A expenses.



LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1999, the Company had cash and cash equivalents of CDN$593,267 compared to CDN$19,506 at September 30, 1998. The increase in the Company's cash position is mainly due to proceeds received from the exercise of warrants and proceeds from share subscriptions and convertible notes.



Net cash of CDN$591,107 was used in operating activities during the nine months ended June 30, 1999 which resulted from the Company's net loss of CDN$1,654,758 being offset by CDN$568,588 of non cash charges of which CDN$399,445 were stock option compensation charges.



Net cash of CDN$2,582,097 was used in investing activities during the nine months ended June 30, 1999, which was mainly comprised of purchases of telecommunications equipment used in the reception of the digital satellite signal. As of June 30, 1999, the Company did not have any additional financing available for future capital expenditures but management is considering the possibility of lease financing to fund the Company's future short and long term plans. While management believes that leasing is an alternative to funding the Company's telecommunications expenditure requirements, there is no certainty that the Company will be able to successfully negotiate these leasing arrangements.



Net cash of CDN$3,746,965 was generated from financing activities during the nine months ended June 30, 1999. This was mainly the result of the exercise of warrants to issue 640,000 shares of the Company's common stock for CDN$1,475,264 of net cash proceeds, the issuance of 670,000 shares for CDN$1544,924 of net cash proceeds, and the issuance of demand convertible notes payable for proceeds of CDN$826,622. The demand convertible notes payable bear interest at various rates between 8.75 and 9.0% (all convertible at the option of the note holder into shares of the Company's common stock) at conversion prices between US$1.75 and US$2.00 (see note 6 on the Notes to the Consolidated Financial Statements). As of September 20, 1999, the Company was unable to repay the notes following demand made by the holders of CDN$731,130 of the notes. The Company has negotiated an extension to February 28, 2000 with the holders of CDN$95,493 of the notes, and is currently negotiating extensions to the repayment terms for the remaining notes. Management believes there will be a successful outcome of the negotiations.



The Company is exposed to market risk related to changes in interest and foreign exchange rates, each of which could adversely affect the value of the Company's current assets and liabilities. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, hence, the Company is subject to such risk from foreign currency transactions and translation gains and losses. The Company does not currently engage in significant operating transactions denominated in foreign currencies so any change in the CDN/US dollar exchange rate would not have a material effect on its future operating cash flows. The Company is subject to foreign currency risk on the interest and repayment provisions of its U.S. denominated convertible notes payable which are in the process of being re-negotiated. Based on the US$392,000 of US dollar convertible notes outstanding at June 30, 1999, an immediate decline of 10% in the value of the Canadian dollar relative to the US dollar would result in an additional exchange loss of US$26,533 and additional interest expense of approximately US$2,300 on an annualized basis. The Company does not currently have an interest bearing investment portfolio nor liabilities subject to variable interest rates. As a result, any change in the prime interest rate would also not have a material impact on the Company's future operating results or cash flows based on the terms of existing liabilities. Changes in interest rates could have an impact on future indebtedness to the extent that the terms and conditions of the indebtedness had to be renegotiated. At present, the Company is renegotiating the repayment terms of its existing convertible notes payable.



The Company has signed agreements with building owners to supply the home entertainment and information technology to the residents of buildings but the Company has no capital expenditure commitments to commence the installation of these services until the appropriate funding has been obtained.



Management believes that the Company's cash on hand will not be sufficient to provide funds necessary for the Company to expand its business and fund its operating deficits for the next twelve months. As a result, management is currently pursuing opportunities to raise CDN$15,000,000 in financing through private placements of both equity and debt securities. In addition, the Company has engaged an investment banker to assist it in raising financing through a public equity offering. Until these additional funds have been raised, the Company has put on hold its expansion plans and reduced its staff by 50% as a strategy to conserve capital.



ITEM 3.       DESCRIPTION OF PROPERTY

The Company's principal executive offices are located at 108 - 11951 Hammersmith Way, Richmond, British Columbia, Canada. The premises consist of 1,215 square feet leased for a three-year lease term ending May 31, 2001. Monthly lease and occupancy costs are approximately CDN$2,800. In addition, the Company intends to lease five sales offices across Canada with aggregate monthly lease and occupancy costs of approximately CDN$7,000. The

Company does not require any significant warehouse space because its suppliers deliver on an "as needed" basis.



ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June 30, 1999 as to the number of shares of the Company's Common Stock, which is the only outstanding class of voting securities, beneficially owned by (i) each person (including any "group") known to own more than 5% of the outstanding Common Stock, (ii) each Director,
(iii) the executive officers named in the Summary Compensation Table, and (iv) all Directors and executive officers as a group. Except as otherwise specified, each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his or its name.





     NAME AND ADDRESS                                      AMOUNT AND NATURE OF              PERCENT
     OF BENEFICIAL OWNER                                   BENEFICIAL OWNERSHIP             OF CLASS
     -------------------                                   --------------------              --------
     Sheldon Nelson, President, Chief Executive                 869,640(1)                    9.26%
     Officer and Director
     1504 - 170 Hargrave Street
     Winnipeg, Manitoba R3C 3H4

     Douglas J. Irving, Treasurer, Chief Financial              819,640(2)                    8.77%
     Officer, Secretary and Director
     4331 Candlewood Drive
     Richmond, British Columbia V7C 4V9

     Paul Andreola                                              694,640(3)                    7.53%
     2590 Trinity Street
     Vancouver, British Columbia V5K 1E2

     Pat Gleeson                                                694,640(4)                    7.53%
     214 - 6280 Willingdon
     Burnaby, British Columbia V5H 2E3

     Gary Monaghan                                              694,640(5)                    7.53%
     913 Purcell Court
     Kelowna, British Columbia V1V 1N6

     Anthony I. Tanti                                           694,640(6)                    7.53%
     1709 - 24th Street
     West Vancouver, British Columbia V7V 4H7

     Wistaria Trust                                              694,640                      7.53%
     Moore Stephens International
     Services (BVI) Limited,
     in trust for the Wistaria Trust
     Abbot Building, P.O. Box 3186
     Road Town Tortola,
     British Virgin Islands

     All officers and directors as a group                     1,689,280                     17.74%





----------------------
(1) Includes 694,600 shares held of record by 567780 BC Ltd., a British Columbia corporation wholly owned by The Sheldon Nelson Family Trust whose trustees are Sheldon Nelson and his sister, Nicole Nelson, and 175,000 shares subject to options exercisable within 60 days.


(2) Includes 694,600 shares held of record by 571321 BC Ltd., a British Columbia corporation wholly owned by Mr. Irving, his spouse and children, and 125,000 shares subject to options exercisable within 60 days.



(3) Held of record by Andreola Holdings Ltd., a British Columbia corporation wholly owned by Mr. Andreola.



(4) Held of record by Gleeson Enterprises, a British Columbia corporation wholly owned by Mr. Gleeson.



(5) Held of record by 565423 BC Ltd., a British Columbia corporation wholly owned by Mr. Monaghan, his spouse and trusts for minor children.



(6) Held of record by 571324 BC Ltd., a British Columbia corporation wholly owned by Mr. Tanti, his spouse and trusts for minor children.


Management is not aware of any current arrangements which could result in a change of control of the Company.


ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS



SHELDON NELSON, age 37, has been the President, Chief Executive Officer and a Director since November 1998. Before joining the Company in 1998, Mr. Nelson held various positions with 4-12 Electronics Corporation and became its President in 1996. 4-12 Electronics Corporation is a provider of products and services to the Canadian satellite, cable, broadcasting and SMATV industries.



DOUGLAS J. IRVING, age 48, has been the Treasurer, Chief Financial Officer, Secretary and a Director since November 1998. Mr. Irving was a partner in Vistawest Capital Group, a venture capital company, from 1997 to 1998, and from 1989 to 1996 was Operations Controller of The Loewen Group Inc., the second largest funeral home operator in North America.



ITEM 6.       EXECUTIVE COMPENSATION



The following table sets forth information regarding compensation paid during the fiscal year ended September 30, 1998, which was the Company's last completed fiscal year, to the Company's chief executive officer. None of the Company's other most highly compensated executive officers had annual salaries and bonuses exceeding $100,000.


                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                    COMPENSATION
                                                                                       AWARDS
                                                                                    ------------
                                                      ANNUAL COMPENSATION            SECURITIES
                                                      -------------------            UNDERLYING
             NAME AND                 FISCAL        SALARY            BONUS            OPTIONS           ALL OTHER
        PRINCIPAL POSITION             YEAR         (CDN$)            (CDN$)         (IN SHARES)      COMPENSATION
        ------------------            ------        ------            -------       -------------     ------------
    Sheldon Nelson                     1998        $48,000              -0-            175,000               -0-
    President and Chief Executive
    Officer



ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

4-12 Electronics Corporation is a Manitoba corporation owned by Chris Nelson who is Sheldon Nelson's brother. Sheldon Nelson served as president of 4-12 Electronics Corporation until December 31, 1998.


In December 1998, the Company purchased from 4-12 Electronics Corporation for CDN$200,000 certain contracts to supply monthly satellite television services to multi-dwelling unit properties. The purchase included the related equipment leases, licenses and satellite reception equipment located at the SMATV properties. The Company believes that the amount paid represented the fair market value of the acquired assets.


In December 1998, the Company granted Chris Nelson a five-year option to purchase 100,000 shares of the Company's common stock at a purchase price of $1.50 per share in consideration for consulting services.



ITEM 8.       DESCRIPTION OF SECURITIES



The Company's authorized capital stock consists of (i) 50,000,000 shares of common stock, $0.001 par value per share, and (ii) 5,000,000 shares of preferred stock, $0.001 par value per share. As of June 30, 1999, 9,221,335 shares of common stock were outstanding and no shares of preferred stock were outstanding. The following summary is qualified in its entirety by reference to the Certificate of Incorporation, which is filed as an exhibit hereto.



COMMON STOCK. Under the Delaware General Corporation Law and the Company's Certificate of Incorporation, holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. The common stock carries no preemptive rights and is not convertible, redeemable or assessable. The holders of common stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. Upon the Company's liquidation, dissolution or winding up, the holders of common stock are entitled to ratably receive the Company's net assets available after payment or provision for payment of all debts and other liabilities subject to prior rights of holders of preferred stock then outstanding, if any. All outstanding shares of common stock are fully paid and nonassessable.



PREFERRED STOCK. The Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, none of which were issued and outstanding as of June 30, 1999. The preferred stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock. The issuance of shares of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the common stock at a premium, or otherwise adversely affect the market price of the common stock.



SHARES ELIGIBLE FOR FUTURE SALE. As of June 30, 1999, the Company had 9,221,335 shares of common stock outstanding. Of these shares, approximately 170,100 shares (2%) were freely tradable without restriction or registration under the Securities Act of 1933, as amended ("1933 Act"). The remaining 9,051,235 shares (98%) held by existing stockholders are "restricted" securities within the meaning of Rule 144 under the 1933 Act and are eligible for sale in the public market only in compliance with Rule 144.



In general, under Rule 144, a stockholder who has beneficially owned shares privately acquired, directly or indirectly, from the Company or from an affiliate of the Company for more than one year but less than two years, and stockholders who are "affiliates" of the Company, as that term is defined in Rule 144, are entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the outstanding shares of the common stock (approximately 92,200 shares) or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about the Company.



                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS



The Company's Common Stock is not traded on a national securities exchange or the Nasdaq Stock Market; however, the Common Stock has been quoted on the OTC Bulletin Board under the symbol "MDTV" since December 2, 1998. The range of high and low bid prices as quoted on the OTC Bulletin Board during each fiscal quarter since December 2, 1998 is as follows:



                                        FISCAL YEAR 1999
                                        ----------------
           QUARTER ENDED              HIGH              LOW
           -------------              ----              ---
           December 31               $1.870           $1.313
           March 31                  $3.000           $1.500
           June 30                   $2.590           $1.060
           September 30              $2.000           $0.590



These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.


As of June 30, 1999, the Company had approximately 126 holders of record of its shares of Common Stock.



The Company has not paid any cash dividends and does not anticipate that it will pay cash dividends on its Common Stock in the foreseeable future. Payment of cash dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements.



The Company's common stock is a "penny stock" which is subject to Rule 15g-9 under the Securities Exchange Act of 1934. It is considered penny stock because it is not listed on a national exchange or Nasdaq, its bid price is below $5.00 per share, the Company has been in business less than three years and has net tangible assets of less than $5,000,000, and average annual revenue has not exceeded $6,000,000 in the past three years.



As a result, broker-dealers must comply with additional sales practices requirements. Broker-dealers must determine that the investment is suitable for the buyer and receive the buyer's written agreement to the transaction, before they can sell the Company's common stock to buyers who are not the broker-dealer's established customers or institutional accredited investors. In addition, broker-dealers must deliver to the buyer before the transaction a disclosure schedule which explains the penny stock market and its risks, discloses the commissions to be paid to the broker-dealer, discloses the stock's bid and offer quotations, and discloses if the broker-dealer is the sole market maker in the stock.



ITEM 2.       LEGAL PROCEEDINGS



The Company has been named in an action by Shaw Cable Systems Ltd. ("Shaw") in which Shaw seeks a permanent injunction and claims CDN$2,000,000 in damages resulting from trespass and loss of business as a result of certain activities allegedly carried out by the Company. An interim injunction of limited scope was obtained by Shaw without notice to the Company; however, further proceedings in the action have, for the time being, been postponed pending negotiations between the parties. The likelihood or amount of any loss is not determinable or reasonably estimable at this time due to the fact that proceedings are at a very preliminary stage.



The Company has been named as a defendant in a claim by Whistler Cable Television Ltd. for the return of personal property, damages for conversion, an injunction and costs. The Company is contesting these claims. The likelihood of any loss is not determinable or reasonably estimable at this time given the very preliminary stage of the action.



The Company has received letters from Rogers Cablesystems ("Rogers") threatening legal action if certain alleged activities on the part of the Company do not cease. The Company has responded to these letters and there have been no further actions by Rogers or its counsel with respect to any of these matters. The company continues to negotiate with Rogers with respect to other matters of joint interest.



ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS



The following changes of independent accountants have occurred:



1. Kish, Leake & Associates, P.C. were principal independent accountants for Alpha Beta Holdings, Ltd. and audited its balance sheet as at September 30, 1997 and the related statements of operations, cash flows and stockholders' equity for the years ended September 30, 1997 and 1996 and the period July 14, 1995 (inception) through September 30, 1997.



2. Nelson, Mayoka & Company, P.C. were principal independent accountants for Alpha Beta Holdings, Ltd. and audited its balance sheet at September 30, 1998 and the related statements of operations, stockholders' equity and cash flows for the year ended September 30, 1998.



3. Deloitte & Touche LLP were principal independent accountants for MDU Communications International Inc. and audited its balance sheet as at June 30, 1999 and September 30, 1998 and the related consolidated statements of operations, shareholders' deficit and cash flows for the nine months ended June 30, 1999 and the period from inception, March 26, 1998 to September 30, 1998, and is expected to continue as the principal independent accountant. Deloitte & Touche LLP were engaged to be the principal independent accountants on or about August 18, 1999.



In each of the foregoing changes of principal independent accountants:



(i) The former accountant was dismissed. The date of dismissal of Kish, Leake & Associates, P.C. is unknown. Nelson, Mayoka & Company, P.C. were dismissed on or about November 2, 1998, the date Alpha Beta Holdings, Ltd. completed the acquisition of all of the issued and outstanding stock of MDU Communications, Inc.



(ii) None of the principal accountant's reports on the financial statements described above contained an adverse opinion or disclaimer of opinion and none were modified as to uncertainty, audit scope, or accounting principles.



(iii) The decision to change accountants was approved by the board of directors.

(iv) There were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.



ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES



Sales of securities within the past three years without registration under the Securities Act of 1933 ("1933 Act") were as follows:



A.   PREFERRED STOCK



1. May 1996: 100,000 shares of preferred stock were sold for cash in the aggregate amount of $10,000 without an underwriter to the following three purchasers: Tudor Trading Limited, Denver, Colorado; Casa Bella Holdings, Inc., Incline Village, Nevada; and EDR Financial, Inc., Denver Colorado.



2. May 1997: 15,000 shares of additional preferred stock were sold for cash in the aggregate amount of $15,000 without an underwriter to the holders of the preferred stock identified in item A-1 above.



3. October 1998: All of the preferred stock then outstanding, consisting of 115,000 shares described in items A-1 and A-2 above, were cancelled and returned to the Company.



4. The sales of the preferred stock were made in reliance on the exemption from registration afforded to private placements by Section 4(2) of the 1933 Act.



B. COMMON STOCK (shares adjusted to reflect a 1-for-10 reverse stock split which occurred in October 1998).



1. June 1996: 170,100 shares of common stock were sold for cash in the aggregate amount of $851 without underwriters to 25 purchasers, most of whom were individuals. The sales were made in reliance upon the exemption from registration afforded by Section 4(2) of the 1933 Act and Rule 504 of Regulation D thereunder.



2. October 1998: 2,997,400 shares of common stock were sold for cash in the aggregate amount of $29,974 without an underwriter to 10 offshore institutional investors. The sales were made in reliance upon exemptions from registration afforded to offshore transactions.



3. November 1998: 200,000 shares of common stock were sold for cash in the aggregate amount of $2,000 without underwriters to 1 offshore institutional investor and 6 individual investors. The sales were made in reliance upon exemptions from registration afforded to offshore transactions.



4. November 1998: 5,213,835 shares of common stock were exchanged for all of the outstanding capital stock of MDU Communications Inc., a Canadian corporation ("MDU"), which is now a wholly owned subsidiary of the Company. The former MDU stockholders are the holders of those shares. No underwriter was involved in the transaction. The sales were made in reliance upon the exemption from registration afforded by
     Section 4(2) of the 1933 Act.



     The business combination of the Company and MDU has been accounted for as a reverse acquisition in which MDU was identified as the acquirer and the assets and liabilities of the Company were acquired at their fair value. As a result, the 5,213,835 shares of the Company's common stock issued to the former MDU stockholders were valued at the fair value of the Company's assets as of the acquisition date in the amount of $23,482. As the net assets of the Company consisted solely of cash on the acquisition date, and the amount of cash has been determined to represent the fair value of the acquired assets.



5. December 1998: 640,000 shares of common stock were issued for cash in the aggregate amount of $960,000 upon exercise of options held by two investors. The options and the common stock issued upon exercise of the options involved no underwriters and were done in reliance upon the exemption from registration afforded by Section 4(2) of the 1933 Act and Rule 504 of Regulation D thereunder.



6. June 1999: A subscription for 670,000 shares of common stock for cash in the aggregate amount of $1,172,500 was received from two offshore institutional investors. This transaction is being made in reliance upon exemptions from registration afforded to offshore transactions.



C.   OPTIONS



1. November 1998: One year options to purchase 640,000 shares of common stock for cash at $1.50 per share were issued to two investors. These options were exercised in December 1998, as described in Item 4B.5 above.



2. November 1998: Five-year options to purchase 175,000 shares of common stock at $1.00 per share were granted to Sheldon Nelson pursuant to the Company's 1998 Directors'/Officers' Non-Qualified Stock Option Plan.



3. November 1998: Five-year options to purchase 125,000 shares of common stock at $1.00 per share were granted to Douglas J. Irving pursuant to the Company's 1998 Directors'/Officers' Non-Qualified Stock Option Plan.



4. December 1998: Five-year options to purchase 100,000 shares of common stock at $1.50 per share were issued as consideration for consulting services. No underwriter was involved and the Company relied upon the exemption from registration afforded by Section 4(2) of the 1933 Act.

5. March/April 1999: Five-year options to purchase 73,885 shares of common stock at $1.50 per share were issued to two key suppliers. No underwriter was involved and the Company relied upon the exemption from registration afforded by Section 4(2) of the 1933 Act.



D.   CONVERTIBLE PROMISSORY NOTES



1. April/June 1999: Two Convertible Promissory Notes, one in the principal amount of CDN$250,000, due August 15, 1999 and the other in the principal amount of US$327,500 due September 15, 1999, were issued to one offshore investor. Both Notes bear interest at 8.75%. The CDN$250,000 Note is convertible into common stock at any time prior to the maturity date at a conversion price of US$2.00 per share and the CDN$327,500 Note is convertible into common stock at a conversion price of US$1.75 per share. Both Notes are past due and the Company is negotiating for an extension. The Notes were issued in reliance upon exemption from registration afforded to offshore transactions.



2. May/June 1999: Two Convertible Promissory Notes in the aggregate principal amount of US$65,000 and both due on August 31, 1999 were issued to one accredited, sophisticated investor. The two Notes were replaced by a Replacement Convertible Promissory Note in the principal amount of US$65,000 due on February 28, 2000 and bearing interest at 9%. The Replacement Note is convertible into common stock at any time prior to maturity at a conversion price of US$0.50 per share. No underwriter was involved and the Company relied upon the exemption from regulation afforded by Section 4(2) of the 1933 Act.



ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS



The Certificate of Incorporation includes provisions that limit the personal liability of the Company's directors for monetary damages for breach of their fiduciary duty of directors. The Certificate of Incorporation provides that, to the fullest extent provided by the Delaware General Corporation Law ("DGCL"), the Company's directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors. The DGCL does not permit a provision in a corporation's certificate of incorporation that would eliminate such liability (i) for any breach of a director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) for any transaction from which a director derived an improper personal benefit.



While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to the officers of the Company who are not directors.

The Bylaws provide that, to the fullest extent permitted by the DGCL, the Company shall indemnify the Company's directors and officers, and may indemnify its employees and agents. Such indemnification may be made only if the person to be indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The Bylaws further provide that the Company may enter into an indemnification agreement pursuant to which the Company will indemnify a director, officer, employee or agent to the fullest extent permitted by the DGCL. At present, there is no pending litigation or proceeding involving any of the Company's directors, officers, employees or agents in which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.



                                  PART F/S

FINANCIAL STATEMENTS

Audited Financial Statements of MDU Communications International, Inc. as at June 30, 1999 and September 30, 1998.



     -  Independent Auditor's Report

     -  Consolidated Balance Sheets - June 30, 1999 and September 30, 1998

     - Consolidated Statement of Operations for the period from inception of the development stage to June 30, 1999, for the nine months ended June 30, 1999, and for the period from inception, March 26, 1998, to September 30, 1998

     - Consolidated Statement of Cash Flows for the period from inception of the development stage to June 30, 1999, for the nine months ended

        June 30, 1999 and the period from inception, March 26, 1998, to September 30, 1998

     -  Consolidated Statement of Shareholders' Deficit

     -  Consolidated Notes to the Financial Statements

INDEPENDENT AUDITORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS OF

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)

JUNE 30, 1999

INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
MDU Communications International Inc.
(A development stage company)



We have audited the accompanying consolidated balance sheet of MDU Communications International Inc. (a development stage company) as at June 30, 1999 and September 30, 1998 and the related consolidated statements of operations, shareholders' deficit and cash flows for the nine months ended June 30, 1999 and the period from inception, March 26, 1998, to September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.



In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company (a development stage company) as at June 30, 1999 and September 30, 1998 and the results of its operations and cash flows for the nine months ended June 30, 1999 and the period from inception, March 26, 1998, to September 30, 1998 in accordance with accounting principles generally accepted in the United States.



(SIGNED) DELOITTE & TOUCHE LLP



Chartered Accountants
Vancouver, British Columbia, Canada
August 20, 1999 (except for Notes 2 and 15 for which the date is October 19, 1999)



COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING DIFFERENCE



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Our report to the shareholders dated August 20, 1999 is expressed in accordance with Canadian reporting standards which do not permit reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.



(SIGNED) DELOITTE & TOUCHE LLP



Chartered Accountants
Vancouver, British Columbia, Canada
August 20, 1999 (except for Notes 2 and 15 for which the date is October 19, 1999)

MDU COMMUNICATIONS INTERNATIONAL INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN CANADIAN DOLLARS)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                                                                   JUNE 30,            September 30,
                                                                                       1999                     1998
                                                                           -----------------     --------------------

ASSETS

CURRENT
  Cash                                                                          $   593,267                 $ 19,506
  Prepaid expenses and deposits                                                      13,606                    7,593
  Accounts receivable
     Trade                                                                           58,568                        -
     Sales tax and other                                                            105,989                        -
---------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                771,430                   27,099

PROPERTY AND EQUIPMENT, net (Note 5)                                              2,611,046                   47,033

INTANGIBLE ASSETS
   (net of accumulated amortization of $14,908)                                     134,163                        -
---------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                    $ 3,516,639                 $ 74,132
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


LIABILITIES

CURRENT
  Accounts payable                                                              $   642,485                 $ 15,867
  Accrued liabilities                                                                44,965                    5,950
  Notes payable (Note 6)                                                            826,622                  150,000
---------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                         1,514,072                  171,817
---------------------------------------------------------------------------------------------------------------------


SHAREHOLDERS' DEFICIT

Share capital (Note 7)                                                            1,560,801                      160
Share purchase options                                                              649,445                        -
Share subscriptions received (Note 8)                                             1,544,924                        -
Deficit                                                                          (1,752,603)                 (97,845)
---------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' DEFICIT                                                       2,002,567                  (97,685)
---------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                     $ 3,516,639                 $ 74,132
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

CONTINUING OPERATIONS (Note 2)

COMMITMENTS AND CONTINGENCIES (Note 9)


APPROVED BY THE DIRECTORS


 ................................. Director


 ................................. Director


       See accompanying notes to the consolidated financial statements

MDU COMMUNICATIONS INTERNATIONAL INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
(EXPRESSED IN CANADIAN DOLLARS)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


                                                                                                      For the period
                                                           For the period                             from inception
                                                           from inception                                 (March 26,
                                                       of the development         For the nine                  1998)
                                                                 stage to         months ended                    to
                                                                 June 30,             June 30,         September 30,
                                                                     1999                 1999                  1998
                                                 -------------------------  -------------------  --------------------

REVENUE                                                      $    310,012         $    310,012             $       -

DIRECT COSTS                                                      214,186              214,186                     -
---------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                       95,826               95,826                     -
---------------------------------------------------------------------------------------------------------------------
SALES EXPENSE                                                     675,176              675,176                     -
---------------------------------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE
   EXPENSES
   Advertising and promotion                                       83,580               52,422                31,158
   Amortization                                                   169,143              169,143                     -
   Consulting                                                     177,445              177,445                     -
   Foreign exchange loss                                           36,496               36,496                     -
   Interest                                                        16,412               14,384                 2,028
   Management fees                                                 26,500                    -                26,500
   Office                                                          34,391               31,326                 3,065
   Occupancy                                                       37,124               31,724                 5,400
   Professional fees                                               68,906               55,323                13,583
   Repairs and maintenance                                          6,277                6,277                     -
   Telephone                                                       26,189               23,477                 2,712
   Travel                                                          46,636               35,811                10,825
   Vehicle                                                         11,097                8,523                 2,574
   Wages                                                          433,057              433,057                     -
---------------------------------------------------------------------------------------------------------------------
                                                                1,173,253            1,075,408                97,845
---------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                      $ (1,752,603)        $ (1,654,758)            $ (97,845)
---------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER COMMON SHARE                                                $ (0.18)              $ (0.01)
---------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING                                                  -            9,097,085             8,581,335
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


       See accompanying notes to the consolidated financial statements

MDU COMMUNICATIONS INTERNATIONAL INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

                                                                                                             For the period
                                                                        For the period                       from inception
                                                                        from inception                           (March 26,
                                                                    of the development      For the nine               1998)
                                                                              stage to      months ended                 to
                                                                              June 30,          June 30,      September 30,
                                                                                  1999              1999               1998
                                                                  --------------------- -----------------  -----------------

OPERATING ACTIVITIES
  Net loss for the period                                                 $ (1,752,603)     $ (1,654,758)         $ (97,845)
  Adjustments to reconcile net loss for the
     period to cash utilized in operating activities
     Amortization                                                              169,143           169,143                  -
     Non-cash portion of wages expense
        (Note 7 (c)(ii)                                                        222,000           222,000                  -
     Non-cash consulting expense
        (Note 7 (c)(iii)                                                       177,445           177,445                  -
  Change in operating assets and liabilities:
     Prepaid expenses and deposits                                             (13,606)           (6,013)            (7,593)
     Accounts receivable                                                      (164,557)         (164,557)                 -
     Accounts payable                                                          642,485           626,618             15,867
     Accrued liabilities                                                        44,965            39,015              5,950
----------------------------------------------------------------------------------------------------------------------------
  Net cash used in operating activities                                       (674,728)         (591,107)           (83,621)
----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITY
  Cash acquired on acquisition of subsidiary (Note 4)                           35,223            35,223                  -
  Purchase of property and equipment                                        (2,515,282)       (2,468,249)           (47,033)
  Purchase of intangible assets                                               (149,071)         (149,071)                 -
----------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                     (2,629,130)       (2,582,097)           (47,033)
----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Proceeds from (repayment of) notes payable                                         -          (150,000)           150,000
  Proceeds from convertible notes payable                                      826,622           826,622                  -
  Proceeds from issue of common stock                                           50,315            50,155                160
  Proceeds from exercise of warrants                                         1,475,264         1,475,264                  -
  Proceeds from share subscriptions received                                 1,544,924         1,544,924                  -
----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                                  3,897,125         3,746,965            150,160
----------------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                      593,267           573,761             19,506

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                                                -            19,506                  -
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                  $    593,267      $    593,267          $  19,506
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW DISCLOSURE

   Interest paid                                                          $      8,233      $      8,233          $       -
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
   Interest received                                                      $      5,319      $      5,319          $       -
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
   Income taxes paid                                                      $          -      $          -          $       -
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES

During the nine months ended June 30, 1999, the Company recorded non-cash additions to property and equipment in the amount of $250,000 representing the fair value of share purchase options issued to suppliers. See Note 7
   (c)(i).

       See accompanying notes to the consolidated financial statements

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIT
(EXPRESSED IN CANADIAN DOLLARS)

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

                                                                                    Share
                                                                                Subscriptions              Warrants/options
                                                    Common stock                   Received               to purchase shares
                                            ----------------------------- ---------------------------  ---------------------------
                                               Shares         Amount        Shares        Amount          Number        Amount
                                            -------------- -------------------------- ------------------------------ -------------

Issued for cash at inception,
   March 26, 1998                                     160     $      160           -     $         -              -      $       -
Net loss for the period from inception
   (March 26, 1998) to September 30,
   1998                                                 -              -           -               -              -              -
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1998                           160            160           -               -              -              -
   Issued for cash                              5,213,675         50,155           -               -              -              -
   Issued on business acquisition
      (Note 7)                                  3,367,500         35,222
   Exercise of warrants                           640,000      1,475,264           -               -              -              -
   Issue of employees' options                          -              -           -               -        300,000        222,000
   Issue of suppliers' options                          -              -           -               -         73,885        250,000
   Issue of options to consultant                       -              -           -               -        100,000        177,445
   Issued for cash (net of expenses
      of the issue of $176,437)                         -              -     670,000       1,544,924              -              -
   Net loss for the nine months
      ended June 30, 1999                               -              -           -               -              -              -
----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1999                          9,221,335     $1,560,801     670,000     $ 1,544,924        473,885      $ 649,445
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


       See accompanying notes to the consolidated financial statements





   Deficit         Total
------------------------------

  $         -      $       160


      (97,845)         (97,845)
-------------------------------
      (97,845)         (97,685)
            -           50,155

                        35,222
            -        1,475,264
            -          222,000
            -          250,000
            -          177,445

            -        1,544,924
                             -
   (1,654,758)      (1,654,758)
-------------------------------
                             -
  $(1,752,603)     $ 2,002,567
-------------------------------
-------------------------------

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



1.     BASIS OF PRESENTATION



       Prior to the acquisition described in Note 4 below, MDU Communications International Inc. (formerly Alpha Beta Holdings, Ltd.) ("International" or the "Company") was essentially inactive. On November 2, 1998 the Company acquired all of the issued and outstanding common shares of MDU Communications Inc. ("MDU") and on November 24, 1998, the Company changed its name from Alpha Beta Holdings, Ltd. to MDU Communications International Inc. MDU, a Canadian incorporated telecommunications company is a national system operator for "Star Choice Television" and provides delivery of home entertainment and information technology to residents of multi-dwelling units such as apartment buildings, condominiums, gated communities, hotels and motels.



       The acquisition of MDU has been accounted for as a reverse acquisition on the basis that the former shareholders of MDU now control the affairs of the Company. As a result, these interim consolidated financial statements of the Company include the accounts of the Company (the accounting subsidiary) and MDU (the accounting parent), for the period subsequent to the effective date of the reverse acquisition described in Note 4. The comparative figures as at September 30, 1998 and for the period from inception (March 26, 1998) to September 30, 1998 represent the historical results of operations, cash flows and financial position of the accounting parent, MDU.



2.     CONTINUING OPERATIONS



       The financial statements have been prepared on the going concern basis of accounting which contemplates realization of assets and liquidation of liabilities in the ordinary course of business. The Company has limited financial resources, has incurred operating losses since inception and does not expect to generate profitable operations until fiscal 2000 or later. In addition, on September 20, 1999, the Company received a demand for payment with respect to outstanding notes payable with a principal value of $731,130. The Company has negotiated an extension to the repayment terms of notes payable in the amount of $95,493 until February 28, 2000 and is in discussions with the lenders to extend the repayment terms on the balance. The Company's funding of its initial operating expenses, working capital needs and capital commitments is dependent upon its ability to successfully conclude these discussions and to raise additional financing. The Company is currently pursuing opportunities to raise financing through private placements of both equity and debt securities and has engaged an investment banker to assist it in raising financing through a public equity offering. There can be no assurance that the Company will be successful in its efforts to raise additional financing through these offerings or, if available, that the Company will be able to obtain it on acceptable terms and continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. Adjustments, if any, would affect the carrying value and classification of assets and liabilities and the amount of the net loss and deficit.

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



3.     SIGNIFICANT ACCOUNTING POLICIES



       These financial statements have been prepared in accordance with generally accepted accounting principles accepted in the United States and reflect the following significant accounting polices.



       (A)    PRINCIPLES OF CONSOLIDATION



              The consolidated financial statements are issued under the name of the Company, being the legal parent, but are considered a continuation of the financial statements of MDU Communications Inc. (see Note 4). All inter-company balances and transactions are eliminated.



       (B)    DEVELOPMENT STAGE ENTERPRISE



              The Company is a development stage enterprise as defined in Statement of Financial Accounting Standards No 7, "Accounting and Reporting by Development Stage Enterprises." The Company's planned principal operations have commenced, but there has been no significant revenue therefrom. At present, the Company is devoting most of its efforts to activities such as raising capital, research and development of its high speed internet service to multi-dwelling unit properties and developing customer markets. The financial statements have been prepared on the going concern basis of accounting.



       (C)    USE OF ESTIMATES



              The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.



       (D)    PROPERTY AND EQUIPMENT



              Property and equipment are recorded at cost less accumulated amortization. Costs of disconnecting and reconnecting service are expensed. Amortization of property and equipment is provided using the declining balance method at the following rates:



              Telecommunications equipment, installed                    14.5%
              Computer equipment                                           20%
              Furniture and fixtures                                       20%

              Direct costs of placing telecommunications equipment into service and major improvements are capitalized.

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



3.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



       (D)    PROPERTY AND EQUIPMENT (CONTINUED)



              Amortization of telecommunications equipment not yet placed in service commences once the equipment has been installed at the customer's premises.



              The Company makes reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under Statement of Financial Accounting Standard ("SFAS") No. 121, an impairment loss is recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. No such impairment losses have been identified by the Company for the periods ended June 30, 1999 and September 30, 1998.



       (E)    INTANGIBLE ASSETS



              Intangible assets consist of a customer list and related contracts and are being amortized on the straight-line basis over five years. Management regularly reviews the carrying value of intangible assets based upon future expected cash flows. To date, no impairment has been indicated.



       (F)    REVENUE RECOGNITION



              The Company recognizes revenue on provision of satellite programming to customers in the period the related services are provided.



       (G)    LOSS PER COMMON SHARE



              Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other common share equivalents, including stock options and redeemable convertible preferred shares, in the weighted average number of common shares outstanding for a period, if dilutive. For both the periods ending June 30, 1999 and September 30, 1998 diluted loss per common share has not been disclosed as the effect of common shares issuable upon the exercise of options or warrants would be anti-dilutive.



       (H)    FOREIGN EXCHANGE



              The accounts of the Company and its foreign subsidiaries are expressed in Canadian dollars, its functional currency. Monetary assets and liabilities denominated in foreign currencies are translated at the rate in effect at the balance sheet date. Other balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates. Translation gains and losses relating to current monetary items and revenue and expenses denominated in foreign currencies are included in income.

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



3.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



       (I)    STOCK-BASED COMPENSATION



              As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has accounted for employee stock options in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and has made the pro forma disclosures required by SFAS No. 123 in
              Note 7.



              Under APB No. 25, deferred compensation charges arise from those situations where options are granted at an exercise price lower than the deemed fair value of the underlying common shares. These amounts are amortized as charges to operations over the vesting periods of the individual stock options.



              Stock-based compensation to other than employees is recorded as compensation charges in the statement of operations over the period that the related stock option or warrant vests. The amount of the compensation is based on the fair value of the option or warrant at the date of grant.



       (J)    INCOME TAXES



              The Company accounts for income taxes using a liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.



       (K)    COMPREHENSIVE INCOME



              SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company has no comprehensive income items, other than the net loss, in any of the periods presented.



       (L)    FAIR VALUE OF FINANCIAL INSTRUMENTS



              The fair value of the Company's cash, accounts receivable, accounts payable, accrued liabilities and the $150,000 note payable outstanding at September 30, 1998 are estimated to approximate their carrying values due to the relative liquidity or short-term nature of these instruments. Due to the demand nature of the convertible notes payable and the fact that they were issued for the proceeds as stated in the period from April 15 to June 15, 1999, the fair value of these convertible instruments are also estimated to approximate the book value of June 30, 1999.

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



3.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



       (M)    CREDIT CONCENTRATION



              Financial instruments that potentially subject to Company to a concentration of credit risk consist principally of accounts receivable. Accounts receivable from Star Choice (Note 9) at June 30, 1999, represented 35% of total trade accounts receivable (September 30, 1998 - Nil%). The balance of trade receivables are dispersed across a wide customer base. The Company provides an allowance for bad debts based on historical experience and specifically identified risk. At June 30, 1999 and September 30, 1998 there was no allowance for doubtful accounts outstanding.



       (N)    RECENT ACCOUNTING PRONOUNCEMENTS



              In April 1998, the AcSEC issued SOP 98-5, Reporting on the Costs of Start-up Activities. Under SOP 98-5, the cost of start-up activities should be expensed as incurred. The Company expects that the adoption of SOP 98-5 will not have a material impact on its financial position, results of operations. The Company will be required to adopt SOP 98-5 in fiscal 2000.



              In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In 1999 SFAS No. 137 delayed the required implementation by the Company of SFAS No. 133 to fiscal year 2001. The effects of implementation of SFAS No. 133 on the Company's financial position or results of operations has not been determined.



4.     ACQUISITION



       On November 22, 1998, the Company completed the acquisition of all of the issued and outstanding common shares of MDU in exchange for 5,213,835 common shares of the Company.



       The business combination of the Company and MDU has been accounted for as a reverse acquisition whereby MDU was identified as the acquirer and the assets and liabilities of the Company were acquired by MDU at fair value. Fair value has been estimated as $35,223 being the amount of the sole asset, cash, of International at the date of acquisition. In accordance with generally accepted accounting principles for reverse acquisitions these consolidated financial statements reflect the historical results of MDU since its formation, and the MDU assets and liabilities at their historic cost. The operations of the Company, being the legal parent and accounting subsidiary, are reflected from November 22, 1998 and its assets and liabilities are reflected at their fair value at date of acquisition.

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



4.     ACQUISITION (CONTINUED)

       Net assets of the Company at date of
         acquisition are as follows:
         Assets
         Cash                                                                                                    $ 35,223
       Liabilities                                                                                                      -
-------------------------------------------------------------------------------------------------------------------------
Net assets acquired                                                                                              $ 35,223
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



5.     PROPERTY AND EQUIPMENT




                                                                                             June 30,       September 30,
                                                                                                 1999                1998
                                                                                     -----------------  ------------------

     Telecommunications equipment, installed                                              $ 2,122,274             $ 8,308
     Telecommunications equipment, not yet placed in service                                  533,030                   -
     Computer equipment                                                                        35,867              11,308
     Furniture and fixtures                                                                    74,111              27,417
     ---------------------------------------------------------------------------------------------------------------------
                                                                                            2,765,282              47,033
     Less:  accumulated amortization                                                         (154,236)                  -
     ---------------------------------------------------------------------------------------------------------------------
                                                                                          $ 2,611,046            $ 47,033
     ---------------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------------

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



6.     NOTES PAYABLE



       The notes payable outstanding at June 30, 1999 and September 30, 1998 are summarized as follow:




                                                                                      June 30,        September 30,
                                                                                          1999                 1998
                                                                                ---------------  -------------------

        i)  Demand convertible note payable with a maturity value of Cdn.
            $250,000, bearing interest at 8.75%, per annum compounded
            monthly and due August 15, 1999.                                         $ 250,000            $       -

       ii)  Demand convertible note payable with a maturity value of U.S.
            $40,000, bearing interest at 9.00% per annum compounded
            monthly and due August 31, 1999.                                            58,764                    -

       iii) Demand convertible note payable with a maturity value of U.S.
            $25,000 bearing interest at 9.00% per annum compounded
            monthly and due August 31, 1999.                                            36,728                    -

       iv)  Demand convertible note payable with a maturity value of
            U.S.$327,500, bearing interest at 8.75% per annum compounded
            monthly and due September 16, 1999.                                        481,130                    -

        v)  Notes payable with an aggregate maturity value of Cdn.
            $150,000 bearing interest at 7.5% per annum compounded
            monthly and repayable on demand.                                                 -              150,000
       -------------------------------------------------------------------------------------------------------------
                                                                                     $ 826,622            $ 150,000
       -------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------



      All or any part of the principal amount of Notes i) through iv) above, and any interest thereon, is convertible, at the option of the holder, on or before the due date, into fully paid and non-assessable common shares of the Company at a conversion price of U.S. $2.00 per common share in the case of Notes 6 (i) through (iii) and at a conversion price of U.S. $1.75 in the case of Note 6 (iv). The Notes are unsecured.

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



7.     SHARE CAPITAL



      (A)     AUTHORIZED



              The Company's authorized share capital consists of 50,000,000 common shares with a par value of $0.001 per share and 5,000,000 non-voting preferred stock also with a par value of $0.001 per share.



      (B) A reconciliation of issued and outstanding share capital to amounts previously reported in Alpha Beta Holdings Ltd. at September 30, 1998 is as follows:




                                                                   Number of              Amount
                                                                      shares               Cdn $
                                                             ----------------   -----------------

Common shares:
Balance, September 30, 1998                                        1,701,000         $     1,277
Share consolidation on a 10 for 1 basis                           (1,530,900)                  -
-------------------------------------------------------------------------------------------------
Balance, September 30, 1998, post share consolidation                170,100               1,277
Issued for cash                                                    3,197,400              49,879
-------------------------------------------------------------------------------------------------
Balance prior to business combination                              3,367,500              51,156

Adjustment of stated value of common shares
   at reverse acquisition to value of common shares
   of MDU (Note 4)                                                         -                (841)
Issued on acquisition of the Company (Note 4)                      5,213,835              35,222
-------------------------------------------------------------------------------------------------
Balance subsequent to reverse acquisition                          8,581,335              85,537
Exercise of warrants                                                 640,000           1,475,264
-------------------------------------------------------------------------------------------------
Balance, June 30, 1999                                             9,221,335         $ 1,560,801
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



7.     SHARE CAPITAL (CONTINUED)



       (C)    STOCK OPTION PLANS



              i)    Suppliers' Stock Option Plan ("Suppliers' Plan")



                    On December 31, 1998 the Company established a stock option plan pursuant to which certain key suppliers of the Company will be granted options on completion of specified activities. Under the terms of the Suppliers' Plan, eligible suppliers can earn options to purchase an aggregate of 215,135 common shares of the Company. Details of options issued to date under the Suppliers' Plan are as follows:




                                                                                        Weighted
                                                                                         average
                                                                   Number of      exercise price
                                                                      shares               U.S.$
                                                             ----------------   -----------------

Outstanding at inception of the Company (March 26,
   1998) and at September 30, 1998                                         -              $    -
Granted                                                               73,885                1.50
Exercised                                                                  -                   -
-------------------------------------------------------------------------------------------------
Outstanding and exercisable at June 30, 1999                          73,885              $ 1.50
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------



                    Under the requirements of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123) the Company has recorded additional capital costs for telecommunications equipment in the amount of $250,000 during the nine months ended June 30, 1999, based on the fair value of the stock options issued to suppliers. This amount is determined using a Black Scholes option pricing model assuming a weighted average annualized volatility of the Company's share price of approximately 185%. For details of the other material assumptions used in determination of the fair value of these options see Note 7
                    (c)(ii).

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



7.     SHARE CAPITAL (CONTINUED)



       (C)    STOCK OPTION PLANS (CONTINUED)



              ii) Directors'/Officers' and Employees' Stock Option Plans ("Employee Plans")



                    On November 24, 1998 the Company established Employee Plans whereby certain employees, officers and directors will be granted options to purchase up to an aggregate of 600,000 common shares of the Company. Details of options issued to date under the Employee Plans are as follows:





                                                                                        Weighted
                                                                                         average
                                                                   Number of      exercise price
                                                                      shares               U.S.$
                                                             ----------------   -----------------

Outstanding at inception of the Company (March 26,
   1998) and at September 30, 1998                                         -              $    -
Granted                                                              300,000                1.00
Exercised                                                                  -                   -
-------------------------------------------------------------------------------------------------
Outstanding and exercisable at June 30, 1999                         300,000              $ 1.00
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------



                    The Company accounts for its stock-based employee compensation plans under APB No. 25 whereby compensation cost is recorded for the excess, if any, of the quoted market price of the common shares over the exercise price at the date of grant for all employee common stock options issued. For the nine months ended June 30, 1999, compensation cost in the amount of $222,000 has been recorded under this method.



                    An alternative method of accounting for employee stock options is SFAS No. 123. Under SFAS No. 123 employee stock options are valued at the grant date using a fair value method and the estimated fair value of the options is amortized to expense over the options' vesting period. The following pro forma financial information presents the net loss for the period and loss per common share had the Company adopted SFAS No. 123.

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



7.     SHARE CAPITAL (CONTINUED)



       (C)    STOCK OPTION PLANS (CONTINUED)



              ii) Directors'/Officers' and Employees' Stock Option Plans ("Employee Plans") (continued)




                                                                                     Period from
                                                                 Nine months           March 26,
                                                                       ended             1998 to
                                                                    June 30,       September 30,
                                                                        1999                1998
                                                             ----------------   -----------------

Net loss for the period                                          $(2,038,148)          $ (97,845)
-------------------------------------------------------------------------------------------------
Loss per common share                                            $     (0.22)          $   (0.01)
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------



                    Using the fair value method for stock-based compensation, as described in SFAS No. 123, additional compensation costs of approximately $383,390 would have been recorded for the nine months ended June 30, 1999 (period from March 26, 1998 to September 30, 1998 - $Nil). This amount is determined using a Black Scholes option pricing model assuming no dividends are to be paid, vesting on date of grant, a weighted average annualized volatility of the Company's share price of 136% and a weighted average annualized risk free interest rate of 5.50%.



              iii)  Other Stock Options



                    At December 31, 1998 the Company granted stock options to purchase 100,000 common shares of the Company at an option price of U.S. $1.50 in recognition of consultative and other services provided by a relative of the president. These options may be exercised in whole or in part at any time until December 31, 2003. The fair value of these options in the amount of $177,445 at date of grant has been recorded as consulting expense during the nine months ended June 30, 1999. For details of the material assumptions used in determination of the fair value of these options see Note 7
                    (c)(ii).



                    Prior to the acquisition of the Company as described in Note 4, Alpha Beta Holdings, Ltd. had issued options to purchase 640,000 shares of common stock of the Company at an exercise price of $1.50 U.S. and an expiry date of November 5, 1999. In December 1998 these options were exercised resulting in proceeds to the Company of $960,000 U.S. (Cdn. $1,475,264).

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



7.     SHARE CAPITAL (CONTINUED)



       (C)    STOCK OPTION PLANS (CONTINUED)



              The following table summarizes information concerning stock options outstanding at June 30, 1999:




                                                 Exercise
              Number of                            price
               options                            U.S. $                               Expiry date
          ------------------                 -----------------                 -----------------------------

                  300,000                              $ 1.00                  November 24, 2003
                  100,000                                1.50                  December 31, 2003
                   40,000                                1.50                  March 1, 2004
                   33,885                                1.50                  April 1, 2004



       The weighted average exercise price of all options outstanding at June 30, 1999 is U.S. $1.18.



8.     SHARE SUBSCRIPTIONS RECEIVED



       On May 28, 1999 the Company received subscriptions to purchase 670,000 shares for net proceeds after expenses of the issue of $1,544,924.



9.     COMMITMENTS AND CONTINGENCIES



       (i) Under the terms of certain operating leases for equipment and premises the Company is obligated to make annual net rental payments as follows:




              Fiscal year ended
                September 30,                                   Amount
            ----------------------                            ----------
            2000                                                $ 33,719
            2001                                                  24,205
            2002                                                       -
            2003                                                       -
            2004 and thereafter                                        -
            ------------------------------------------------------------
                                                                $ 57,924
            ------------------------------------------------------------
            ------------------------------------------------------------

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



9.     COMMITMENTS AND CONTINGENCIES (CONTINUED)



       (ii) The Company has been named as the Defendant in an action by Shaw Cable Systems Ltd. ("Shaw") in which Shaw seeks an injunction and $2 million in damages as a result of alleged trespass and loss of business as a result of certain activities allegedly carried out by the Company. An interim injunction of limited scope was obtained by Shaw without notice to the Company, which is of little consequence to the Company's activities. As such, instead of applying to set aside the injunction, the Company and Shaw have agreed to suspend any further legal proceedings while negotiations continue towards a Protocol to govern service conversion issues. Given the preliminary stage of the proceedings, it is not presently possible to estimate or determine whether there will be any loss to the Company, and the amount, if any, of such loss will be recorded in the period in which it becomes determinable.



       (iii) The Company has also been named as a Defendant in a claim by Whistler Cable Television Ltd. claiming damages for conversion, the return of personal property, an injunction and costs. The Company has filed a Defence disputing the Plaintiff has any legal right to bring the action, and alleging that in any event the amount of damages suffered, if any, is minimal. Given the preliminary stage of the proceedings, it is not presently possible to estimate or determine whether there will be any loss to the Company, and the amount, if any, of such loss will be recorded in the period in which it becomes determinable.



       (iv) The Company has received letters from counsel for Rogers Cablesystems ("Rogers") threatening legal action based on certain activities allegedly done by the Company. The Company's solicitors have replied to the concerns expressed in each of those letters and there have been no further steps taken by Rogers or its counsel with respect to any of the matters. The Company continues to negotiate with Rogers with respect to other matters of joint interest, including a proposed Protocol to govern service conversion issues.




10.    STRATEGIC ALLIANCE



       In August 1998, the Company entered into a ten-year System Operation Agreement, with five year renewal options, with Star Choice Communications, Inc. ("Star Choice"). The Company is responsible for establishing and maintaining distribution systems in multi-unit dwellings throughout Canada and acts as a commissioned sales representative for Star Choice to market Star Choice programming to the residents of multi-unit dwellings in which the Company has installed systems. Residents that choose to subscribe to the service pay a monthly access fee in addition to the program fees charged by Star Choice for programming ordered by the customer.



       The Company's contract with Star Choice gives the company a 30% share of gross subscriber revenues from the sale of Star Choice programming services within the multi-unit dwellings for a period of 10 years, with renewal clauses.

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



10.    STRATEGIC ALLIANCE (CONTINUED)



       The Company will incur only the cost associated with the implementation of its services, and will not share any of Star Choice's programming or broadcasting costs. Under the agreement, the Company may not maintain distribution systems or market direct-to-home satellite broadcast services for other satellite operators in Canada.



       The Company's revenues are significantly dependent on its strategic alliance with Star Choice. During the nine months ended June 30, 1999, revenues from Star Choice accounted for 21% of total recorded revenues of the Company (period from inception, March 26, 1998 to June 30, 1999 - $Nil).



11.    GOVERNMENT REGULATION



       Satellite broadcasting and distribution of Canadian television signals to cable operators in Canada are regulated by the Canadian Radio Television and Telecommunications Commission (CRTC). Star Choice and ExpressVu are the only two licensees that have been approved by the CRTC to distribute television and information services by direct-to-home digital satellite transmissions in Canada. Both must operate in accordance with CRTC imposed "conditions of license" to maintain their licenses. Also, they must comply with the Canadian Broadcasting Act. Since the Company in its role as a system operator for Star Choice is significantly dependent on Star Choice for programming, it would be adversely affected if Star Choice encountered regulatory problems.



12.    INCOME TAXES



       A reconciliation of the statutory federal Canadian income tax rate and the Company's effective income tax rate is as follows:




                                                                                                   Period from
                                                                              Nine months            March 26,
                                                                                    ended              1998 to
                                                                                 June 30,        September 30,
                                                                                     1999                 1998
                                                                          ----------------    -----------------

Canadian statutory income tax rate                                                  45.6%                45.6%
Non-deductible expenses                                                             (10.9)                (1.0)
Tax loss carry forwards not recognized in period of loss                            (34.7)               (44.6)
---------------------------------------------------------------------------------------------------------------
Actual tax rate                                                                          -                    -
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



12.    INCOME TAXES (CONTINUED)



       The Company had no income tax expense for the nine months ended June 30, 1999 or for the period from inception, March 26, 1998, to September 30, 1998 as a result of significant incurred losses. Additionally, the Company has provided a full valuation allowance for net deferred tax assets at June 30, 1999 and September 30, 1998, since realization of these benefits cannot be reasonable assured. At June 30, 1999 and September 30, 1998, deferred tax (liabilities) assets are comprised of the following:




                                                                                          June 30,       September 30,
                                                                                              1999                1998
                                                                                  -----------------  ------------------

Gross deferred tax liabilities:
   Amortization                                                                          $ (18,235)           $   (854)
Gross deferred tax assets:
   Operating loss carry forwards                                                           629,252              44,568
-----------------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                                    611,017              43,714
Less:  valuation allowance                                                                (611,017)            (43,714)
-----------------------------------------------------------------------------------------------------------------------
                                                                                         $       -            $      -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------



      At June 30, 1999, the Company had loss carry forwards available to be applied against future years' taxable income in the amount of $682,422, $97,738 of which will expire on September 30, 2005 and the balance on September 30, 2006.



13.    SEGMENTED INFORMATION



       The Company operates in one industry segment. The Company's operations are comprised of providing delivery of home entertainment and information technology to multi-unit dwellings. All of the Company's operations, assets, employees and revenues are located in Canada.



14.    RELATED PARTY TRANSACTIONS



       The Company purchased equipment and satellite subscribers for $200,000 from a relative of the President. In addition, the Company granted stock options to a relative of the President to purchase 100,000 common shares of the Company at an exercise price of U.S. $1.50 until December 21, 2003, in exchange for consultative services. See Note 7 (c)(iii).

MDU COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY ALPHA BETA HOLDINGS, LTD.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------
------------------------------------------------------------------------------



15.    SUBSEQUENT EVENTS



       Subsequent to June 30, 1999, the Company was unable to repay the demand convertible notes payable (described in Note 6) in the amount of $826,622 at their respective maturity dates. On September 20, 1999 the Company received a demand for payment with respect to notes with a principal value of $731,130.



       On October 19, 1999 the Company negotiated an extension to the repayment terms of notes payable in the amount of $95,493 to February 28, 2000. The renegotiated demand, unsecured, convertible notes, bear interest at 9%. All or any portion of the principal, and any interest thereon, is convertible, at the option of the holder, on or before the due date, into fully paid and non-assessable common shares of the Company at a conversion price of U.S.$0.50 per common share. The Company is in discussions with the lenders of the balance of the notes to also extend repayment terms.

                                   PART III



ITEM 1.       INDEX TO EXHIBITS
              DESCRIPTION OF EXHIBITS                               EXHIBIT NO.
              -----------------------                               -----------
              Certificate of Incorporation (1)                          2.1

              Bylaws (1)                                                2.2

              See Article IV of Certificate of Incorporation            3.1
              filed as Exhibit 2.1

              Acquisition Agreement dated November 2, 1998              6.1
              between Alpha Beta Holdings, Ltd. and
              MDU Communications Inc. (1)

              System Operator Agreement dated August 27, 1998           6.2
              between Star Choice Communications
              Inc. and MDU Communications Inc. (1)

              Agreement dated December 31, 1998 between 4-12            6.3
              Electronics Corporation and MDU Communications Inc. (1)

              Sheldon Nelson Stock Option Agreement dated               6.4
              November 24, 1998 (1)

              Douglas Irving Stock Option Agreement dated               6.5
              November 24, 1998 (1)

              Chris Nelson Stock Option Agreement dated                 6.6
              December 31, 1998 (1)

              Letter of Nelson, Mayoka & Company on change             16.1
              of certifying accountant (2)

              Letter of Kish, Leake & Associates P.C. on               16.2
              change of certifying accountant (2)

              Financial Data Schedule (2)                              17.0



----------------------
(1) Incorporated by reference from Form 10-SB filed on May 12, 1999
(2) Filed herewith




ITEM 2.       DESCRIPTION OF EXHIBITS
              EXHIBIT NO.         DESCRIPTION
              ----------          -----------

                 2.1              Certificate of Incorporation (1)

                 2.2              Bylaws (1)

                 3.1 See Article IV of Certificate of Incorporation filed as Exhibit 2.1

                 6.1              Acquisition Agreement dated November 2,
                                  1998 between Alpha Beta Holdings, Ltd.
                                  and MDU Communications Inc. (1)

                 6.2              System Operator Agreement dated August 27,
                                  1998 between Star Choice Communications Inc.


ITEM 2.       DESCRIPTION OF EXHIBITS
              EXHIBIT NO.         DESCRIPTION
              ----------          -----------

                                  and MDU Communications Inc. (1)

                 6.3              Agreement dated December 31, 1998 between 4-12
                                  Electronics Corporation and MDU Communications Inc. (1)

                 6.4              Sheldon Nelson Stock Option Agreement dated
                                  November 24, 1998 (1)

                 6.5              Douglas Irving Stock Option Agreement dated
                                  November 24, 1998 (1)

                 6.6              Chris Nelson Stock Option Agreement dated
                                  December 31, 1998 (1)

                 16.1 Letter of Nelson, Mayoka & Company on change of certifying accountant (2)

                 16.2 Letter of Kish, Leake & Associates P.C. on change of certifying accountant (2)

                 17.0             Financial Data Schedule (2)



----------------------
(1) Incorporated by reference from Form 10-SB filed on May 12, 1999
(2) Filed herewith


                                SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                MDU Communications International, Inc.



                                 By: /s/ Douglas J. Irving
                                    ----------------------------------
                                         Douglas J. Irving
                                         Vice President



Dated:   November 17, 1999